QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the period ended December 31, 2002
OR
☐	Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-10389

        A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

        B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Western Gas Resources, Inc.
1099 18th Street, Suite 1200
Denver, Colorado 80202-1955

(a)
The Western Gas Resources, Inc. Retirement Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)
Exhibit

(23)
Consent of Independent Auditor.

(99.1)
Section 906 Certification.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated June 30, 2003	Western Gas Resources, Inc. Retirement Plan
	By:	/s/ WILLIAM J. KRYSIAK William J. Krysiak Executive Vice President and CFO Western Gas Resources, Inc.

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Auditor
99.1	Section 906 Certification

QuickLinks

SIGNATURES
EXHIBITS INDEX